Contact

www.linkedin.com/in/stuart-landis-627169145 (LinkedIn)

Top Skills

Microsoft Excel
Marketing
Sales

Honors-Awards

All- Conference Javelin
All- Conference Javelin
All- Conference Decathlon

Stuart Landis

The Future of Food is Local
Nashville, Tennessee, United States

Experience

Hot Poppy

Co-Founder / CEO
2020 - Present (2 years)

Hot Poppy is a creator lead grocery app. We deliver over 100 farmers bakers brewers and creators to greater the doorstep's of greater Nashville

Breinify

3 years 1 month

Head of Enterprise Sales CPG/Food bev
September 2020 - June 2022 (1 year 10 months)
San Francisco Bay Area

Enterprise Account Executive
June 2019 - September 2020 (1 year 4 months)

Airship

Enterprise Account Executive
August 2018 - July 2019 (1 year)
San Francisco Bay Area

Education

Belmont University